UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) Or Section 13(e)(1)
of the Securities Exchange Act of 1934

Pacific Internet Limited
(Name of Subject Company (Issuer))

MediaRing Ltd
(Names of Filing Persons (Offerors))
Ordinary Shares
(Title of Class of Securities)
Y66183107
(CUSIP Number of Class of Securities)

Yvonne Lau Yee Wan
MediaRing Ltd
750A Chai Chee Road
#05-01 Technopark @ Chai Chee
Singapore 469001
(65) 6441 1213
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Person)

COPIES TO:
JOHN M. NEWELL
MICHAEL W. STURROCK
LATHAM & WATKINS LLP
80 RAFFLES PLACE
#14-20 UOB PLAZA 2
SINGAPORE 048624
(65) 6536-1161

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable (1)	Not Applicable (1)

(1)	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1
☐ issuer tender offer subject to Rule 13e-4
☐ going-private transaction subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 12. EXHIBIT
EXHIBIT INDEX
EX-99.1 Formal announcement of MediaRing relating to the Offer, dated April 27, 2006.
EX-99.2 Press release of MediaRing relating to the Offer, dated April 27, 2006.

     This Tender Offer Statement on Schedule TO is filed by MediaRing Ltd, a corporation organized under the laws of the Republic of Singapore (“MediaRing”) and relates to pre-commencement communications by MediaRing with respect to the ordinary shares of Pacific Internet Limited (“PacNet”). This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the ordinary shares of PacNet.
     On April 27, 2006, MediaRing made a formal announcement of its decision to proceed with a voluntary conditional general offer (the “Offer”) to acquire all the issued ordinary shares in PacNet, other than ordinary shares already held by MediaRing. Under applicable Singapore law, the Offer will commence 14 to 21 days following this announcement. Copies of the formal announcement and related press release issued by MediaRing on April 27, 2006 are attached hereto as Exhibits 99.1 and 99.2 and are incorporated herein by reference.
     Upon commencement of the Offer, MediaRing will file with the Securities and Exchange Commission (the “SEC”) a Schedule TO and related exhibits, including an Offer to Purchase and other related documents. Holders of PacNet shares are urged to read the Schedule TO and related exhibits when these become available because they will contain important information about the Offer. The Schedule TO and related exhibits will be available without charge at the SEC website at www.sec.gov and will be delivered without charge to all holders of PacNet shares.
ITEM 12. EXHIBIT
     Exhibit 99.1 Formal announcement of MediaRing relating to the Offer, dated April 27, 2006
     Exhibit 99.2 Press release of MediaRing relating to the Offer, dated April 27, 2006.

EXHIBIT INDEX

Exhibit	Description
99.1	Formal announcement of MediaRing relating to the Offer dated April 27, 2006.

99.2	Press release of MediaRing relating to the Offer, dated April 27, 2006.